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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No 2)

                      BLACKROCK ADVANTAGE TERM TRUST, INC.
                                      (BAT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09247A101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 9, 1998
             (Date of Event which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. /x/

                               (Page 1 of 7 pages)
                             There are no exhibits.


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CUSIP No. 09247A101                 SCHEDULE 13D               Page 2 of 7 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc. d/b/a/ Karpus Investment Management
     I.D. # 16-1290558
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2    Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
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3    SEC Use Only

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4    Source of Funds

     AF
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5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

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6    Citizenship or Place of Organization

     New York
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                         7    Sole Voting Power
                              566,750 shares
                         -------------------------------------------------------
Number of Shares
                         8    Shared Voting Power
 Beneficially
                         -------------------------------------------------------
 Owned by Each
                         9    Sole Dispositive Power
Reporting Person              566,750 shares
                         -------------------------------------------------------
     With
                         10   Shared Dispositive Power

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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     566,750 shares
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12   Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

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13   Percent of Class Represented by Amount in Row 11
     5.95%

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14   Type of Reporting Person
     IA
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 OF 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer
        Common Stock
        Blackrock Advantage Term Trust, Inc.
        Blackrock Financial Management  L. P.
        345 Park Ave.
        31 St. floor
        New York,  New York  10154

ITEM 2  Identity and Background
        a) Karpus Management, Inc. d/b/a Karpus Investment Management
           ("KIM")
           George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
           Sophie Karpus, Director
        b) 14 Tobey Village Office park
           Pittsford, New York   14534
        c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
        d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
        e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        f) Each of the Principals is a  United States citizen.
           KIM is a New York corporation.

ITEM 3  Source and Amount of Funds or Other Considerations
        KIM, an independent investment advisor, has accumulated shares of BAT on behalf of accounts that are managed by KIM ("the
        Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4  Purpose of Transaction
        KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BAT fit the investment guidelines for various Accounts. Shares have been acquired since February 8, 1995.

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ITEM 5  Interest in Securities of the Issuer
        a) As of the date of this Report, KIM owns 566,750 shares, which represents 5.95% of the outstanding Shares. George W. Karpus,

           (President of KIM) presently owns 3,000 shares purchased on February 27, 1997 at a price of $8.625 per share. Karpus Investment Management Profit Sharing Plan owns 1,000 shares purchased on June 9, 1995 at a price of $8.625 per share. None of the other Principals presently owns shares.
        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
        c) Open market purchases since February 8, 1995 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

                    Price                                 Price
                    Per                                   Per
Date       Shares   Share              Date     Shares    Share

    2/8/95   13,700        8            6/16/95     1,900    8.625
    2/9/95    1,300        8            6/19/95       100    8.625
    4/7/95    1,500    8.125            6/20/95     3,100    8.625
   4/17/95      500    8.125            6/21/95     2,900    8.625
   4/18/95   10,400    8.125            6/22/95     5,900    8.625
   4/19/95    2,700    8.125            6/23/95     5,200    8.625
    5/5/95    3,700    8.375            6/26/95     1,000    8.625
    5/8/95    1,200    8.375            6/27/95     6,300    8.625
    5/9/95    2,900    8.375            6/28/95     1,100    8.625
   5/11/95    1,600      8.5            6/29/95     1,300    8.625
   5/12/95    7,800      8.5            6/30/95    48,250    8.625
   5/15/95      600      8.5             7/3/95     5,300    8.625
   5/17/95     6000    8.375             7/5/95     4,200    8.625
   5/18/95    2,100    8.375             7/6/95       500    8.625
   5/19/95    2,200    8.375             7/7/95     1,800    8.625
   5/22/95    2,500    8.375            7/10/95     1,100    8.625
   5/23/95    1,500    8.375            7/11/95    14,900    8.625
   5/25/95      100      8.5            7/12/95     5,050    8.625
   5/26/95    1,600      8.5            7/13/95     7,100    8.625
   5/30/95    1,100      8.5             8/9/95     6,500    8.375
   5/31/95    5,750      8.5            8/11/95     7,000     8.25
    6/1/95    7,400      8.5            8/22/95     1,200    8.125
    6/2/95    4,800    8.625            8/23/95     1,200    8.125
    6/6/95      800    8.625            8/24/95     1,100    8.125
    6/7/95    5,150    8.625           10/26/95     1,500      8.5
    6/8/95    4,500    8.625           12/29/95     5,300    8.625
    6/9/95   13,200    8.625             1/2/96       700    8.625
   6/12/95    1,300    8.625            1/10/96     3,200    8.625
   6/13/95    5,800    8.625            1/11/96     3,500    8.625
   6/14/95    8,400    8.625            1/12/96     4,300    8.625
   6/15/95    1,600    8.625            1/15/96     1,100    8.625

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                    Price                                 Price
                    Per                                   Per
Date       Shares   Share              Date     Shares    Share
   1/16/96    1,700    8.625           12/30/96       300    8.625
   1/17/96      700    8.625            1/16/97     1,000      8.5
   3/12/96    6,500    8.375            1/21/97       100      8.5
   3/26/96    1,500    8.375            1/22/97     6,400      8.5
   3/27/96    9,000    8.375            1/23/97     1,500    8.625
    4/2/96    1,000     8.25            1/24/97     1,500    8.625
    4/3/96      600     8.25            1/27/97     1,000    8.625
    4/4/96   10,900     8.25            1/28/97     1,000    8.625
    4/9/96   16,700    8.125            1/29/97     1,000    8.625
   4/10/96    8,300    8.125            1/30/97     1,000     8.75
   4/30/96    4,000    8.125            3/13/97   -12,000    8.625
   5/13/96    2,000    8.125            3/18/97    -8,000    8.625
   5/14/96    5,000    8.125            3/26/97   -11,200    8.625
   5/16/96      500    8.125            3/27/97     1,000      8.5
    6/6/96     -400     8.25            3/31/97    -3,100      8.5
    6/7/96    1,000    8.125            3/31/97     3,000      8.5
   6/13/96   -2,000    8.125             4/1/97    -1,100    8.625
   6/13/96      500        8             4/2/97     1,500      8.5
   6/14/96    1,400        8             4/2/97      -700    8.625
   6/17/96    1,200        8             4/3/97    -1,000    8.625
   6/18/96    3,100        8             4/8/97     1,000      8.5
   6/19/96    1,300        8            4/10/97     2,500      8.5
   6/20/96    1,550        8            4/11/97     2,500      8.5
   6/21/96    3,800        8            4/15/97    -2,200    8.625
   6/24/96    2,500        8            4/16/97      -900    8.625
   6/25/96    1,100        8            4/17/97      -900      8.5
   6/26/96    3,200        8            4/21/97      -400    8.625
   6/27/96      200        8            4/23/97     2,000      8.5
    7/5/96   19,600        8            4/24/97      -200    8.625
    7/8/96    1,200        8            4/25/97      -300    8.625
   7/19/96    2,500    8.125            4/29/97      -900    8.625
   7/23/96    1,000        8            4/30/97      -400    8.625
    8/2/96    2,500     8.25             5/1/97      -500    8.625
    8/8/96    2,500     8.25             5/2/97      -300    8.625
    8/9/96    4,500     8.25             5/5/97    -2,300    8.625
   8/13/96   19,500     8.25             5/6/97    -1,600    8.625
   9/13/96    2,000     8.25             5/9/97    -1,800    8.625
   9/17/96    1,100     8.25            5/12/97      -200    8.625
   9/18/96   61,600     8.25            5/13/97    -1,200    8.625
   9/19/96   10,000     8.25            5/14/97      -550    8.625
  10/31/96   -5,000      8.5            5/16/97    -1,300    8.625
  11/13/96   -3,000    8.625            5/19/97      -200    8.625
  11/27/96      100    8.625            5/21/97      -500    8.625
  11/29/96    1,800    8.625            5/27/97    -2,000    8.625
   12/2/96    1,100    8.625            5/28/97      -300    8.625
  12/11/96    4,000      8.5            5/29/97      -600    8.625

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                    Price                                 Price
                    Per                Date               Per
Date       Shares   Share              Date      Shares   Share
   5/30/97   -1,100    8.625           10/20/97      -500   9.0625
    6/2/97     -100    8.625            12/4/97     2,000    9.375
    6/3/97   -5,800    8.625           12/11/97       200   9.4375
    6/9/97   -3,000    8.625           12/12/97     4,200   9.3125
   6/19/97   -2,000    8.875           12/15/97     6,800   9.3125
   6/25/97   -5,000    8.875           12/16/97     6,800   9.3125
   7/14/97   -1,000   8.9375           12/19/97     6,100   9.3125
   7/21/97   -1,950   8.9375           12/23/97     5,500    9.375
    8/5/97    4,100   8.9375           12/30/97       200      9.5
    8/8/97    5,900   8.9375           12/31/97     3,000    9.375
   8/11/97    4,100    8.875             1/2/98       300    9.375
   8/12/97      200    8.875             1/8/98     1,500    9.375
   8/13/97      100    8.875             1/9/98    -1,000    9.375
   8/14/97      300    8.875            1/12/98     4,800    9.375
   8/15/97    5,300    8.875            1/13/98     7,300    9.375
   8/22/97      500    8.875            1/14/98    10,900   9.4375
   8/25/97    1,100    8.875            1/15/98    16,100      9.5
 9/11/97        400    8.875            1/16/98     5,400      9.5
 10/07/97   -10,000   9.4375            1/20/98     2,300      9.5
  10/16/97    2,000    9.125            1/21/98     3,200      9.5
                                        1/22/98     1,000      9.5
                                        2/13/98     1,200   9.4375
                                        2/13/98     9,000      9.5
                                        2/17/98       600   9.4375
                                        2/18/98     4,200   9.4375
                                        2/18/98    10,000      9.5
                                        2/24/98       100      9.5
                                        2/25/98    -1,300   9.5625



         The above listed transactions have totaled 566,750 shares. The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BAT securities.

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ITEM 7   Materials to be Filed as Exhibits

         Not applicable.


Signature
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                             Karpus Management, Inc.


March 9, 1998                By: /s/ George W. Karpus Pres
---------------                 --------------------------------
         Date                          Signature


                                George W. Karpus, President
                                       Name / Title